Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Clever Leaves Holdings Inc. on Form S-8 of our report dated March 30, 2023, which includes an explanatory paragraph as to the ability of Clever Leaves Holdings Inc. to continue as a going concern, with respect to our audit of the consolidated financial statements of Clever Leaves Holdings Inc. as of December 31, 2022 and for the year ended December 31, 2022 appearing in the Annual Report on Form 10-K of Clever Leaves Holdings Inc. for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 30, 2023.

/s/ Marcum LLP

Marcum LLP
New York, NY
June 27, 2023